EX 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 23, 2018, (June 21, 2018, as to the change in accounting principle as discussed in Note 2), relating to the consolidated financial statements of Prosper Funding LLC and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph referring to certain related party transactions with its direct parent, Prosper Marketplace, Inc., and an explanatory paragraph referring a change in accounting principle), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

June 21, 2018